                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2022/12/30: UMC will convene Q4 2022 Investor Conference

99.2                 Announcement on 2023/01/04: To announce the repurchase and cancellation of Currency Linked Zero Coupon Exchangeable Bonds due 2026

99.3                 Announcement on 2023/01/11: The change of Chief Information Security Officer

99.4                 Announcement on 2023/01/06: December Revenue

99.5                 Announcement on 2023/01/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will convene Q4 2022 Investor Conference

1. Date of institutional investor conference: 2023/01/16

2. Time of institutional investor conference: 17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference:

UMC Q4 2022 Financial and Operating Results

5. Any other matters that need to be specified: None

Exhibit 99.2

To announce the repurchase and cancellation of Currency Linked Zero Coupon Exchangeable Bonds due 2026

1. Date of occurrence of the event: 2023/01/04

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

During the fourth quarter of 2022, the Company has repurchased US$20.6 million principal amount of Bonds and has cancelled such repurchased Bonds.

6. Countermeasures: None

7. Any other matters that need to be specified: None

Exhibit 99.3

The change of Chief Information Security Officer

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, corporate governance officer, chief information security officer, research and development officer, chief internal auditor, or designated and non-designated representatives):

Chief Information Security Officer

2. Date of occurrence of the change: 2023/01/11

3. Name, title, and resume of the previous position holder: S S Hong, Vice President

4. Name, title, and resume of the new position holder: TS Wu, Vice President

5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement”): position adjustment

6. Reason for the change: position adjustment

7. Effective date: 2023/01/11

8. Any other matters that need to be specified: None

Exhibit 99.4

United Microelectronics Corporation

January 6, 2022

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of December 2022.

1)	Sales volume (NT$ Thousand)

Period	Items	2022	2021	Changes	%
December	Net sales	20,946,009	20,279,580	666,429	3.29%
Year-to-Date	Net sales	278,705,264	213,011,018	65,694,246	30.84%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	0	0	31,481,040
Note1: On April 28, 2021, the board of directors resolved to lend funds to Wavetek for the amount up to NT$ 500 million. The amount lent to Wavetek expired in July, 2022.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	10,217,964	13,436,500	141,664,679

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022 and December 16, 2022, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 30 million and CNY¥ 2,121 million.

4)	Financial derivatives transactions:

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	0	0
Fair Value	0	0	0	0
Net profit (loss) from Fair Value	0	0	0	0
Written-off Trading
Contracts	0	0	5,384,967	0
Realized profit (loss)	0	0	(81,301)	0

Exhibit 99.5

United Microelectronics Corporation

For the month of December, 2022

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of November 30, 2022	Number of shares as of December 31, 2022	Changes
Senior Vice President	Lucas S Chang	1,520,000	1,500,000	(20,000)
2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of November 30, 2022	Number of shares as of December 31, 2022	Changes
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